January 29, 2025

Yuen Yi Young
Chairwoman and Director
Pitanium Limited
30F, Gravity, 29 Hing Yip Street
Kwun Tong, Kowloon, Hong Kong

       Re: Pitanium Limited
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted January 17, 2025
           CIK No. 0002046573
Dear Yuen Yi Young:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 11, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Business
Logistics Service Providers, page 96

1. We note your revised disclosure and response to prior comment 9. We reissue the comment. To the extent you are materially dependent on those two providers, please identify the names of those two logistics service providers in the registration statement as you did in your response letter dated January 16, 2025.
 January 29, 2025
Page 2
Note 2. Summary of Significant Accounting Policies, page F-7

2. We note your response to prior comment 16 and reissue. Segment disclosure is required, even if a registrant operates in only one segment. The new segment accounting standard update is also applicable to companies with only one segment.
       Please revise to provide segment disclosure as required by ASC 280-10-
50.
Principles of Combination, page F-7

3.     We note your response to prior comment 12 and reissue. It is not clear
why Pitanium   s
       financial statements are presented on a combined basis rather than consolidated when you state on page F-7 that intercompany balances have been eliminated. Please provide us with your analysis of ASC 810 and ASC 805, specifically addressing if
       Pitanium has less than 100% ownership interest in any subsidiary, and if an investor should expect to see those financial statements presented individually in the future.
Foreign Currency Translation and Transaction, page F-8

4. We note your response to prior comment 13 and reissue. Please disclose how you define cash equivalents and disclose the types of cash equivalents the Company holds.
       Refer to ASC 230-10-50-1 for further guidance. If you do not have cash equivalent, please remove such references throughout the filing.

       Please contact Tayyaba Shafique at 202-551-2110 or Li Xiao at 202-551-4391 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Conlon Danberg at 202-551-4466 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:   Andrei Sirabionian, Esq.